180 Van Riper Avenue • Elmwood Park, New Jersey 07407 • Telephone 201-791-0700 Fax 201-791-8015

July 5, 2006

Via Fax, FedEx and EDGAR

Mr. Joseph A. Foti

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Kreisler Manufacturing Corporation

Form 10-KSB for the year ended June 30, 2005

Filed December 28, 2005

File No. 000-04036

Dear Mr. Foti:

Kreisler Manufacturing Corporation (the “Company”) submits the following responses to comments raised in your letter (the “Comment Letter”) addressed to Edward A. Stern, Chief Financial Officer of the Company, dated June 13, 2006. In order to facilitate your review, each of the Staff’s comments is followed by the Company’s response below, and the responses are numbered to correspond to the comment numbers in the Comment Letter.

Amended Form 10-KSB for the year ended June 30, 2005

Management’s Discussion and Analysis, page 1

–    Results of Operations, page 2

1.	Where changes in results are attributed to more than one factor, please revise to quantify the impact of each factor. For example, you state that sales of components used in military engine applications increased $1,753,000 or 29% as compared to fiscal 2004 due to increased production of components used in the F119 and F135 engine programs and offset the declines in F100 engine component demand. You also describe on page 3 that the increase of $182,000 in selling, general and administrative expenses from fiscal 2004 to fiscal 2005 was due to increases in legal, director and accounting fees as well as higher employee payroll and benefit expenses offset by lower sales commission. However, in each of these examples it is unclear how significant of an impact each factor had on the change in results. In this regard, please revise future filings to quantify each factor for which you disclose as being a reason(s) for the change in results. In addition, please consider the use of tables to present and tabulate the various factors.

Mr. Joseph A. Foti

United States Securities and Exchange Commission

July 5, 2006

The Company will clarify, in future filings, the significance of an impact each factor discussed in the filing had on the change in results and will consider the use of tables to present and tabulate the various factors.

–     Critical Accounting Policies, page 5

2.	We note your disclosure that with regard to environmental remediation, the assumption has been made that no new costs, above those identified in the original fixed price agreement, will be incurred as the project continues. In future filings, please revise your disclosure to identify the specific project which has a fixed price agreement and add reference to the other environmental violations assessed on the Company, such as the one issued by the PVSC in July 2005, for which there is no fixed amount, but an estimated amount which has been accrued by management and may change in the future.

The Company will clarify, in future filings, the specific environmental project which had a fixed price agreement and add a specific reference to other environmental violations assessed on the Company.

Consolidated Financial Statements

Consolidated Statements of Operations, page 10

3.	We note that your presentation of the “average common shares—diluted” on the face of the statements of operations for fiscal 2004 and 2003 includes share amounts that give effect to dilutive potential common shares outstanding for the period. However, since you reported losses in both 2004 and 2003, the average common shares presented on the face of the statement of operations should be the same for both basic and diluted earnings per share, which exclude the additional common shares that would have been outstanding if the dilutive potential common shares had been issued as such shares would have an anti-dilutive effect on earnings per share. Please revise future filings accordingly.

The Company will revise future filings accordingly. For those periods in which the Company reports a loss, the average common shares presented on the face of the statement of operations will be the same for both basic and diluted earnings per share.

Consolidated Statements of Stockholders’ Equity, page 10

4.	Please revise your statements of stockholders’ equity to reflect the number of shares of common stock involved in the changes to common stock for each of the periods presented. Also, disclose the total number of shares of common stock outstanding as of the balance sheet date for each of the periods presented.

Mr. Joseph A. Foti

United States Securities and Exchange Commission

July 5, 2006

The Company will revise future filings to reflect the number of shares of common stock involved in the changes to common stock for each period presented as well as the total number of shares of common stock outstanding as of the balance sheet date for each period presented. A proposed table for the Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Income for the three years ended June 30, 2005 is presented below:

Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Income

Three years ended June 30, 2005

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
	Shares	Amounts
Balance, June 30, 2002	1,992,547	$249,070	$1,651,179	$9,959,199	$—	$11,859,448

Purchased & retired stock	(230,100)	(28,764)	(1,283,387)	—	—	(1,312,151)
Net Loss	—	—	—	(665,402)	—	(665,402)

Balance June 30, 2003	1,762,447	$220,306	$367,792	$9,293,797	$—	$9,881,895

Net Loss	—	—	—	(658,248)	—	(658,248)

Balance June 30, 2004	1,762,447	$220,306	$367,792	$8,635,549	$—	9,223,647

Comprehensive Income:		—	—	—	—	—
Net Income	—	—	—	169,590	—	169,590
Foreign currency translation adjustment(1)	—	—	—	—	(24,985)	(24,985)

Total Comprehensive Income	—					144 ,605

Exercise of stock options	64,000	8,000	72,000	—	—	80,000
Tax benefit from exercise of stock options	—	—	100,424	—	—	100,424

Balance June 30, 2005	1,826,447	$228,306	$540,216	$8,805,139	$(24,985)	$9,548,676

(1)	Net of tax benefit of $15,401

5.	We note that in connection with the exercise of options to purchase shares of common stock, you issued 64,000 shares of common stock in exchange for $80,000 during the year ended June 30, 2005, and it appears that you also

Mr. Joseph A. Foti

United States Securities and Exchange Commission

July 5, 2006

recorded a tax benefit of $100,424 from the exercise of such stock options. In this regard, please explain to us why it appears that the tax benefit related to the exercise of the stock options is greater than the amount recognized for the exercise of the stock options itself. Please tell us why you believe your accounting treatment for the tax benefit is appropriate and provide us the basis which supports your conclusion.

For federal income tax purposes, an employer is allowed to deduct the value of a nonqualified stock option as a business expense for the tax year in which the option is included in the employee’s gross income. If the option does not have a readily ascertainable value, the employer is not allowed the deduction until the year the option is exercised and it becomes taxable to the optionee. The deduction amount is the same as the amount included by the optionee in gross income, which generally is measured as the excess of the market price of the stock over the option exercise price, if any, the employee pays for the stock. Therefore, a change in the market price of the stock between the date an option is granted and the exercise date directly affects the amount of the Company’s tax deduction.

For the year ended June 30, 2005, 64,000 shares of the Company’s common stock were acquired via exercise of an outstanding option at $1.25 per share. The proceeds to the Company were $80,000 (i.e., 64,000 shares times $1.25 per share exercise price) and were properly credited to common stock and additional paid-in capital. The market price of Kreisler common stock on the date of exercise was approximately $5.175 per share, which resulted in a federal income tax deduction of $251, 250 (i.e., $331,250 [64,000 shares times $5.175 fair market value per share] less $80,000 [exercise price]). The resulting tax benefit is approximately $100,424 and is calculated as the federal income tax deduction (i.e., $251,250) times the overall effective tax rate (i.e., 40%). In accordance with APB 25, the excess tax benefit realized should be credited to additional paid-in capital, with an offsetting debit to deferred tax expense.

Notes to the Financial Statements

Note A. Operations and Summary of Significant Accounting Policies, page 12

–     Revenue Recognition, page 12

6.	We note from your disclosures provided in the business section and MD&A of the filing that your products are manufactured to the blueprints and specifications of your customers. The timing of revenue recognition for arrangements of this nature can vary significantly depending on the facts and circumstances at the time. Given your current revenue recognition footnote describes your policy only in generic terms, please describe for us and revise future filings to disclose in greater detail the nature and terms of your revenue

Mr. Joseph A. Foti

United States Securities and Exchange Commission

July 5, 2006

arrangements. Your response and revised disclosure(s) should separately describe the various types of contracts entered into by Kreisler. In this regard, we would expect the terms of your contracts with the U.S. Government to differ from other third party contractual arrangements. Tell us whether your contracts with the U.S. Government contain clauses which require shipment of your products to pass quality inspection or other similar contingencies prior to acceptance of the shipment. If so, tell us how such contingency clauses affect the timing of revenue recognition.

The Company’s revenue recognition policies are based on the transfer of legal title to the products manufactured by the Company to the customer. With the exception of contracts received from the U.S. Government, most of the Company’s customer contracts are FOB Origin. Quality inspection and product acceptance is typically performed at the Company’s facility by either an employee of the customer, a third-party retained by the customer or by an employee of the Company who has been authorized by the customer to accept products on behalf of the customer as a Designated Supplier Quality Representative (“DSQR”). The majority of the Company’s contracts with the U.S. Government require quality inspection and acceptance of products manufactured by the Company to be performed at the Company’s facility by a U.S. Government DSQR employee. In those instances where quality inspection and product acceptance are performed at the customer’s location, the Company’s past experience has resulted in a high level of certainty that the product will be fully accepted by the customer. As a result, the contingency clauses do not affect the timing of revenue recognition and revenue is recognized at the time of shipment. The Company will revise its future filings and disclose in greater detail the nature and terms of the Company’s revenue recognition arrangements.

7.	Further, please describe the length of time it takes for Kreisler to manufacture its products in accordance with the blueprints and specifications of your customers and whether your contracts are considered long-term in nature. Tell us how you considered the guidance outlined in SOP No. 81-1, “Accounting for Performance of Construction/Production Contracts” in determining the appropriate accounting method (i.e., percentage of completion or completed contract) for revenue recognition and provide us with your analysis which supports your conclusion. If you do not believe that SOP 81-1 is applicable to your business, please provide us an explanation of your basis. We may have further comment upon receipt of your response.

The Company is a manufacturer of components for aircraft engines and industrial gas turbines and invoices its customers upon shipment at specified unit prices. These components are used by the Company’s customers for either the manufacture of new aircraft engines and industrial gas turbines or to support aftermarket/spare part requirements. The Company’s manufacturing cycle time is typically less than two

Mr. Joseph A. Foti

United States Securities and Exchange Commission

July 5, 2006

weeks. As a result of the Company’s position as a manufacturer of components with a relatively short manufacturing lead-time, the Company does not believe that SOP 81-1 is applicable to its business.

–     Property, Plant and Equipment, page 12

8.	We note from your disclosure that you depreciate building improvements on a straight-line basis over the term of the leases. Please note that leasehold improvements should be amortized over the shorter of their economic useful lives or the lease term as defined in paragraph 5(f) of SFAS No. 13. Please tell us if your policy complies with the guidance noted above and if so, revise your notes to the financial statements to clarify your accounting policy accordingly. If your accounting policy differs from the guidance prescribed in SFAS No. 13, please explain why and tell us how your treatment complies with GAAP.

The Company’s accounting policy regarding the amortization of leasehold improvements over the shorter of their economic useful lives or the lease term complies with the requirements of SFAS No. 13. The Company will revise its notes to the financial statements in future filings to clarify this accounting policy.

–     Reclassification, page J4

9.	We note your disclosure that you reclassified certain employee payroll and benefit expenses from cost of goods sold to selling, general and administrative expenses and the reclassification incorporated fiscal year 2005 changes in management positional responsibilities as well as the transition of the duties and responsibilities of the former corporate office to the new facility in New Jersey. Please specifically tell us in clear and concise detail the changes that were made to management responsibilities which resulted in reclassing certain amounts from cost of sales to SG&A for fiscal 2005 and describe for us the nature of the costs that have been reclassified from cost of goods sold to selling, general and administrative. Furthermore, please provide us with a detailed timeline of when these changes to management responsibilities took place and provide us with the reason(s) why management determined such reclassification was not applicable for fiscal 2004 and 2003. We may have further comment upon receipt of your response.

Prior to fiscal year 2005, the Company maintained a corporate office in St. Petersburg, Florida and a manufacturing facility in Elmwood Park, New Jersey. Mr. Edward L. Stern, the Company’s President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary, as well as a Controller and accounting and administrative staff worked at the corporate office in St. Petersburg, Florida. Following the death of Mr. Edward L. Stern in June 2004 (the end of fiscal year 2004), the Company’s Board of Directors appointed Mr. Michael D. Stern as Co-President and Chief Executive Officer and Mr. Edward A. Stern as Co-President,

Mr. Joseph A. Foti

United States Securities and Exchange Commission

July 5, 2006

Chief Financial Officer, Treasurer and Secretary. Prior to June 2004, Mr. Michael D. Stern was Vice President of Operations and Mr. Edward A. Stern was Vice President of Administration for the New Jersey manufacturing facility and both were located at the Company’s manufacturing facility in New Jersey. As of October 1, 2004, the Company re-located the corporate office from St. Petersburg, Florida to Elmwood Park, New Jersey, resulting in the transfer of all duties and responsibilities previously performed in the St. Petersburg, Florida corporate office to Mr. Michael D. Stern and Mr. Edward A. Stern in New Jersey. The duties and responsibilities transferred included Securities and Exchange Commission (the “Commission”) reporting and compliance requirements, corporate risk management, compliance with NASDAQ requirements, maintenance of all financial and accounting records including general ledger, accounts payable and accounts receivable and minutes of the meetings of the Board of Directors. A portion of Messrs. Stern operating and administrative responsibilities were also assumed by other employees. In July 2004 the Company hired a new Controller and added accounting and administrative staff in New Jersey. None of the Florida employees were re-located to New Jersey. All costs associated with the closing of the Florida office were expensed during the period incurred.

Timeline

June 2004	Edward L. Stern, President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary of the Company dies

June 2004	The Board of Directors of the Company appoints Michael D. Stern Co-President and Chief Executive Officer and Edward A. Stern Co-President, Chief Financial Officer, Treasurer and Secretary of the Company

July 2004	The Company hires a Controller of the Company to be located in Elmwood Park, New Jersey

October 2004	The Company relocates corporate office from St. Petersburg, Florida to Elmwood Park, New Jersey. The Company provides severance payments to employees in St. Petersburg, Florida office

December 2004	Severance payments for former St. Petersburg, Florida employees conclude

November 2005	The Company files Form 10-QSB for three months ended September 30, 2005 which includes the reclassification of certain employee payroll and benefit expenses from cost of goods sold to selling, general and administrative expenses

December 2005	The Company files Amendment No. 1 to Form 10-KSB for the year ended June 30, 2005 which includes the reclassification of

Mr. Joseph A. Foti

United States Securities and Exchange Commission

July 5, 2006

certain employee payroll and benefit expenses from cost of goods sold to selling, general and administrative expenses. The Company filed Amendment No. 1 to Form 10-KSB for the year ended June 30, 2005 with the Commission to facilitate direct comparison of the fiscal year 2005 statement of operations with future fiscal years statements of operations.

Note F. Income Taxes, page 17

10.	Please explain to us why you believe your net deferred tax assets of $427,800 is more likely than not to be realized in light of your recent history of net operating losses and negative cash flows from operations for fiscal 2004 and 2003. While we recognized that you generated net income and positive operating cash flows for fiscal 2005, we are unclear as to how you conclude that only a partial valuation allowance was required given the negative evidence that also exists.

Under SFAS No. 109, the deferred tax asset should be reduced by a valuation allowance if it is likely that all or a portion of it will not be realized. In other words, a deferred tax asset should be recognized only if there is more than a 50% chance that it will be realized. The need for a valuation allowance is reevaluated each year based on current circumstances. Changes in the valuation allowance from year-to-year are included in the deferred tax provision in the year of the change.

Whether a deferred tax asset will be realized ultimately depends on whether there will be sufficient taxable income available within the carryforward period available under the tax law. SFAS No. 109, paragraph 21, lists the following sources of taxable income that should be considered when determining the need for a valuation allowance:

1.	Future reversals of existing taxable temporary differences.

2.	Future taxable income exclusive of reversing temporary differences and carryforwards.

3.	Taxable income in prior carryback years if carryback is permitted under the tax law.

4.	Tax-planning strategies.

Companies may conclude that no deferred tax valuation allowance is needed if there is more than a 50% probability that future taxable income will be sufficient to realize the deferred tax asset.

Management concluded that sufficient positive evidence existed at June 30, 2005 to support the realization of its net deferred tax assets. The existing sales backlog and forecast was adequate to produce more than enough taxable income to realize the

Mr. Joseph A. Foti

United States Securities and Exchange Commission

July 5, 2006

deferred tax assets based on existing sales prices and cost structures. Specifically, the Company estimated future taxable income exclusive of reversing differences and carryforwards of approximately $1.9 million for the year ending June 30, 2006 (taxable income through March 31, 2006 totaled $1.5 million). Moreover, the Company conservatively estimated taxable income in the amount of $1.25 million for each subsequent year through June 30, 2010. This level of taxable income is more than enough to support the realization of the net deferred tax assets. Based on the significant weight of this positive evidence, it is more likely than not that the net deferred tax assets will be realized at June 30, 2005.

Note G. Stock Option Plan, page 18

11.	We note that the expected volatility factor used to estimate the fair value of stock options changed from 105% in 2001 to 27% in 2004. Please explain to us why this volatility factor decreased significantly in 2004.

The Company calculates expected volatility using the standard deviation of the log of the monthly common stock price returns over a five year period. The decrease in expected volatility from 2001 to 2004 is generally attributable to the wider common stock price fluctuations experienced during the five year period comprising the expected volatility calculation for 2001 compared to 2004. Monthly common stock closing prices for the five years used for the calculation of the 2001 expected volatility range from $0.66 to $12.875. This compares to a range of monthly common stock closing prices of $3.50 to $10.00 for the five years used for the calculation of the 2004 expected volatility. This narrowing of the band the Company’s shares traded within resulted in a decrease in expected volatility.

Note J. Commitments and Contingencies, page 20

12.	We note that the lease for your manufacturing facilities located in New Jersey is scheduled to expire in September 2006. Please tell us and revise the notes to your financial statements and MD&A in future filings to discuss your plans for your manufacturing facilities upon expiration of the lease. Your response and revise disclosure should discuss whether you intend to extend, renew, renegotiate or terminate the lease and also, disclose the terms of the new arrangement upon the information becoming available.

The Company recently completed negotiations with the building owner extending the building lease an additional six years though September 30, 2012. Upon receipt by the Company of a fully executed Extension to the Lease Agreement (the “Extension”) the Company will describe the material terms of the Extension in, and will file a copy of the Extension with the Commission as an exhibit to, a Current Report on Form 8-K.

Mr. Joseph A. Foti

United States Securities and Exchange Commission

July 5, 2006

Note K. Segment Information, page 22

13.	We note you indicate in Note I on page 19 that a substantial portion of your sales are attributed to three industrial customers and the U.S. Government, and that separate disclosures of sales and accounts receivable information from the U.S. Government and the three industrial customers in the aggregate are provided. Please note if revenues from a single external customer amount to 10% or more of your revenue, you are required to disclose not only that fact, but the total amount of revenues from each such customer. Refer to paragraph 39 of SFAS No. 131. Please revise future filings accordingly.

The Company will revise future filings accordingly. The Company does not evaluate customers by segment but does provide information by customer industry type to improve the public’s understanding of the Company’s business. The Company does not allocate resources or costs by industry type. Such resources and costs are allocated on a global basis to the entire process. Company business decisions are not specifically based on customer industry type but rather on a Company-wide basis.

Item 8A. Controls and Procedures

14.	We note that you amended your Form 10-KSB for the year ended June 30, 2005 to reclassify certain employee payroll and benefit expenses on the statement of operations, and to reclassify repayments of obligations under capital leases on the statement of cash flows. We also note that you have concluded that disclosure controls and procedures were effective at the end of the period covered by the Form 10-KSB and you disclose that human performance error, not a process deficiency, resulted in the filing of a Form 10-KSB which contained an error in the statement of cash flows. Please review the definition of disclosure controls and procedures in Rule 13(a)-15c and 15(d)-15e of the Securities and Exchange Act of 1934 and explain to us why management believes that its disclosure controls and procedures were effective at June 30, 2005, and at the time the amended Form 10-KSB was filed, in light of the changes that were made in the amended Form 10-KSB, which directly affect accounting policies and disclosures. Additionally, please tell us the nature of the changes in internal controls, if any, implemented by management to mitigate the human performance error from recurring in the future. We may have further comment upon receipt of your response.

The Company has implemented the following disclosure controls and procedures: the Chief Financial Officer of the Company records and, together with the Chief Executive Officer of the Company, processes, summarizes and includes in the reports that the Company files with or submits to the Commission the information which is required to be included in such reports (the Company does not have a disclosure

Mr. Joseph A. Foti

United States Securities and Exchange Commission

July 5, 2006

committee). The foregoing system of disclosure controls and procedures has been designed to ensure that information required to be disclosed by the Company in the reports that it files with or submits to the Commission is (i) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer (i.e., the principal executive officer) and Chief Financial Officer (i.e., the principal financial officer), or persons performing similar functions, as appropriate to allow timely decisions regarding the required disclosure.

However, the Company’s management does not expect that its system of disclosure controls and procedures will prevent all errors. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints (especially in case of the Company which is a small business issuer) and the benefits of controls must be often considered relative to their costs. Because of the inherent limitations in all control systems, no control system can provide absolute assurance that all information that should have been disclosed in the reports that the Company files with or submits to the Commission has been timely detected and disclosed. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns in the Company’s disclosure controls and procedures can occur because of simple human performance errors or mistakes and not due to the process deficiency.

Therefore, the occurrence of a human performance error during a fiscal quarter is not necessarily an indication of ineffective disclosure controls and procedures of the Company and does not necessarily rise to the level mandating a change in the Company’s internal control over financial reporting.

Form 10-QSB for the quarter ended March 31, 2006, December 31, 2005 and September 30, 2005

Item 3. Controls and Procedures

15.	Similarly, we note from your Forms 10-QSB for the quarters ended September 30, 2005, December 31, 2005 and March 31, 2006 you conclude that disclosure controls and procedures were effective, while at the same time you disclose an untimely filed Form 8-K, an omission of a related party transaction, and a reclassification of interest expense from selling, general and administrative to non-operating expense. Please explain to us why you do not believe these oversights or errors affect the effectiveness of your disclosure controls and procedures. Additionally, please tell us the nature and timing of any changes made to your internal controls to remedy these errors. To the extent that

Mr. Joseph A. Foti

United States Securities and Exchange Commission

July 5, 2006

internal controls have been changed as a result of the identified errors (i.e., either from the year end amendment or those identified in the quarterly filings), please tell us how management concluded that its disclosure controls and procedures were effective as of the end of that period. We may have further comment upon receipt of your response.

Please see response to comment 14 above.

Other Information

In connection with responding to the foregoing comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws o the United States.

Please do not hesitate to contact me with any questions or comments. I may be reached at 201-693-9222 or via e-mail at eastern@kreisler-ind.com.

Sincerely,

/s/ Edward A. Stern
Edward A. Stern
Co-President and Chief Financial Officer

cc:	Mr. John W. Poling, Kreisler Manufacturing Corporation

Mr. Michael D. Stern, Kreisler Manufacturing Corporation

Mr. John Cavallone, Rothstein, Kass & Company, P.C.

Mr. Alan Lieblich, Esq., Blank Rome LLP

Ms. Claire Erlanger, United States Securities and Exchange Commission

Ms. Jean Yu, United States Securities and Exchange Commission